UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: June 30, 2011
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (the “Company”) held on June 30, 2011, the Shareholders approved the following:
1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s amended and restated bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	12,824,172	158,251	36,537
Sean Donlon	12,823,989	159,327	35,995
Joseph M. Donovan	12,825,886	155,884	36,538
James Fantaci	9,392,141	3,592,132	35,037
Susan M. Walton	12,823,698	160,100	34,812
2.	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
12,936,919	40,214	38,561

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: June 30, 2011	By:	/s/ Colm Barrington

Colm Barrington
Chief Executive Officer and Director

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